UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,  D.C.  20549

FORM 11-K

[  X  ]  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
 SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to __________

Commission File No. 1-12590

GABLES RESIDENTIAL TRUST
401 (K) PLAN
(Full Title of the Plan)

GABLES RESIDENTIAL TRUST
777 Yamato Road
Suite 510
Boca Raton,  FL 33431
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

GABLES RESIDENTIAL TRUST 401(k) PLAN

TABLE OF CONTENTS

                                                                                                                                    Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM        1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
   DECEMBER 31, 2003 AND 2002:

   Statements of Net Assets Available for Benefits                                                            2

   Statements of Changes in Net Assets Available for Benefits                                          3

   Notes to Financial Statements                                                                                     4-9

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2003—
   Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets
   (Held at End of Year)                                                                                                11

NOTE:  Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

SIGNATURE                                                                                                              12

INDEX TO EXHIBITS                                                                                               13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Gables Residential Trust and Participants of Gables Residential Trust 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Gables Residential Trust 401(k) Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Atlanta, GA
June 28, 2004

GABLES RESIDENTIAL TRUST 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:
Investments, at fair value	$ 16,432,992	$ 10,774,942

Receivables:
Participant contributions	54	51,456
Company contributions	22	16,070

Total receivables	76	67,526

Total assets	16,433,068	10,842,468

LIABILITIES:
Excess contributions payable	(60,982)	(22,835)

NET ASSETS AVAILABLE FOR BENEFITS	$ 16,372,086	$ 10,819,633

See notes to financial statements.

GABLES RESIDENTIAL TRUST 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS:
Investment income:
Interest and dividends	$ 371,365	$ 301,497
Net appreciation in fair value of investments	2,617,006	-

Total investment income	2,988,371	301,497

Contributions:
Participant	2,048,753	1,980,017
Company	640,257	543,988
Rollovers from other qualified plans	286,998	155,439
Assets transferred from H.G. Smithy 401(k) Plan (Note 1)	844,498	-

Total contributions	3,820,506	2,679,444

Total additions	6,808,877	2,980,941

DEDUCTIONS:
Net depreciation in fair value of investments	-	(2,178,248)
Benefits paid to participants	(1,256,424)	(1,723,371)

Total deductions	(1,256,424)	(3,901,619)

NET INCREASE (DECREASE) IN NET ASSETS
AVAILABLE FOR BENEFITS	5,552,453	(920,678)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	10,819,633	11,740,311

End of year	$ 16,372,086	$ 10,819,633

See notes to financial statements.

GABLES RESIDENTIAL TRUST 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

1.     PLAN DESCRIPTION

The following description of the Gables Residential Trust 401(k) Plan (the “Plan”) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the Plan document.

General—The Plan is a defined contribution retirement plan which became effective January 25, 1994 and was established by Gables Residential Trust (the “Company”) under the provisions of Section 401(a) of the Internal Revenue Code (the “Code”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

On April 1, 2003, the H.G. Smithy 401(k) Plan was merged into the Plan. As a result, a plan‑to-plan transfer was made of $844,498 for the total account balance of the former H.G. Smithy 401(k) Plan participants. H.G. Smithy was acquired by the Company on May 23, 2001.

All employees of the Company are eligible to participate in the Plan on the first entry date (January 1, April 1, July 1, or October 1) following the date on which the employee has attained age 18 and completed three months of service, as defined in the Plan document.

Plan Administration—Putnam Fiduciary Trust Company (the “Trustee”) is the trustee for the Plan.

Contributions—Through March 31, 2002, eligible employees could contribute an amount up to 15% of compensation, as defined by the Plan document, subject to certain limitations under the Code. Effective April 1, 2002, the Plan was amended to allow employees to contribute an amount up to 25% of compensation, as defined by the Plan document, subject to certain limitations under the Code. The Company makes discretionary matching contributions currently equal to 50% of each participant’s elective deferrals up to the first 4% of each participant’s compensation. The total maximum allowable contribution to the Plan under the Code from employee sources was $12,000 and $11,000 for 2003 and 2002, respectively.

Vesting—Participants are fully vested in their contributions and the earnings thereon. Participants are fully vested in Company matching contributions after three years of service or upon a participant’s death. Nonvested portions of Company contributions are forfeited as of a participant’s termination date and are used to reduce future Company matching contributions. Forfeitures totaled $43,299 and $17,724 for the years ended December 31, 2003 and 2002, respectively.

Participant Notes Receivable—Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan transfers are treated as a transfer to (from) the investment fund from (to) the participant loan fund. A loan is repayable through payroll deductions over a period of no more than five years, unless it is used to acquire a principal residence, in which case the repayment period may exceed five years. The interest rates for all loans outstanding as of December 31, 2003 and 2002 ranged from 5.00% to 10.50% and 5.25% to 10.50%, respectively.

Benefits—Normal retirement benefits for participants under the Plan begin at age 65. Also, participants can elect to withdraw all or a portion of their vested account balance upon reaching age 59 1/2.

Upon termination of service due to death, total and permanent disability, or retirement, a participant (or the participant’s beneficiary) may elect to receive an amount equal to the value of the participant’s vested interest in his or her account and any related earnings in one of the following forms of distributions: a lump-sum payment in cash, installment payments from the participant’s account balance in cash over a period of years in accordance with Internal Revenue Service regulations, or a distribution from the Gables Residential Trust investment option in whole shares of stock and the remainder paid in cash.

Participant Accounts—Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and related Company matching contributions as well as the participant’s share of the Plan’s income (loss) and elected distributions. Such Plan income (loss) is allocated ratably based on each participant’s account balance in a particular fund. The benefit to which a participant is entitled is the benefit that can be provided from a participant’s account.

Investment Options—Participants may change their investment elections at any time. Under the terms of the Plan, Company matching contributions are invested in the same funds at the same percentages as chosen by the participant for his or her own contributions.

As of December 31, 2003, participants were able to direct their contributions and any related earnings into the 17 investment options listed below. A brief description of each of these investment options is as follows:

a.           Gables Residential Trust—This investment option consists of Gables Residential Trust common shares of beneficial interest. Participants may elect to invest up to a maximum of 25% of their current account balances as well as 25% of any future salary deferral and employer contributions in Gables Residential Trust common shares.

b.          Putnam Voyager Fund—This fund seeks capital appreciation and invests primarily in common stocks of U.S. companies, with a focus on growth stocks. The fund invests primarily in securities of large and medium-sized companies.

c.         Putnam Asset Allocation: Growth Portfolio—This fund seeks capital appreciation and typically invests 80% of the portfolio assets in stocks and 20% of the portfolio assets in bonds.

d.         The George Putnam Fund of Boston—This fund seeks to provide a balanced investment and invests primarily in value stocks and corporate and government bonds, which produce both capital appreciation and current income.

e.         Putnam International Equity Fund—This fund seeks capital appreciation and invests primarily in common stocks of companies located outside the United States. The fund invests primarily in large and medium-sized companies in developed countries.

f.         Putnam Stable Value Fund—This fund seeks current income and stability of principal through a collective investment trust consisting primarily of high-quality annuity (or similar) investment contracts issued by insurance companies, banks, or similar financial institutions.

g.         Putnam S&P 500 Index Fund—This fund seeks a return that closely approximates the return of the S&P 500 Index, which is an indicator of U.S. stock market performance. The fund is a broad market-weighted composite of 500 selected common stocks, most of which are listed on the New York Stock Exchange.

h.        Ivy Small Cap Growth Fund—This fund seeks capital appreciation by investing in both foreign and domestic equity securities. The fund invests all or a portion of its assets in small or emerging-growth companies.

i.         Putnam Asset Allocation: Balanced Portfolio—This fund seeks total return and typically invests 60% of the portfolio assets in stocks and 40% of the portfolio assets in bonds.

j.         PIMCO Total Return Fund—This fund seeks maximum total return and preservation of capital by investing at least 65% of the portfolio assets in bonds with varying maturity dates.

k.        Royce Special Equity Fund—This fund seeks long-term capital appreciation by investing in equity securities of small and micro-cap companies believed to be undervalued in the marketplace.

l.         Lord Abbett Mid-Cap Value Fund—This fund seeks long-term capital appreciation by investing in stocks of medium-sized companies believed to be undervalued in the marketplace.

m.       Putnam Equity Income Fund—This fund seeks current income, with capital appreciation as a secondary goal, by investing primarily in value stocks of large companies that also offer the potential for current income.

n.        One Group Mid-Cap Growth Fund—This fund seeks capital appreciation and current income by investing primarily in equity securities. The fund invests in securities of mid-cap companies that have the potential to produce above-average earnings growth per share over a one to three‑year period.

o.        Putnam Asset Allocation: Conservative Portfolio—This fund seeks total return and typically invests 70% of the portfolio assets in bonds and 30% of the portfolio assets in stocks. The portfolio is designed to preserve principal and meet the needs of more conservative investors.

p.        Putnam International Capital Opportunities Fund—This fund seeks long-term capital appreciation by investing primarily in a diversified portfolio of stocks of small to medium-sized companies located outside the United States.

q.        Delaware REIT Fund—This fund seeks a maximum long-term total return, with capital appreciation as a secondary objective. The fund invests primarily in securities of companies in the real estate industry and typically invests at least 80% of the portfolio assets in real estate investment trusts.

Participants were able to direct their contributions and any related earnings into the three investment options listed below through November 1, 2002. Subsequent to November 1, 2002, participants can no longer direct contributions or transfer balances into these three funds. A brief description of each of these investment options, based on the fund’s prospectus, is as follows:

a.        Putnam OTC and Emerging Growth Fund—This fund seeks maximum capital appreciation. The fund invests primarily in growth stocks traded in the over-the-counter market and of emerging-growth companies.

b.       Putnam Diversified Income Trust—This fund seeks current income and invests primarily in corporate and government bonds with maturity dates of three years or more.

c.       Putnam Investors Fund—This fund seeks long-term capital appreciation by investing primarily in value stocks of large companies.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Income Recognition—Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

Investment Valuation—The mutual funds of the Plan consist of publicly traded marketable securities that are stated at fair value. The collective trust fund is recorded at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus accrued interest, less withdrawals. The Company’s common shares are valued at its quoted market price. Participant notes receivable are valued at cost, which approximates market value.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Administrative Expenses—The Company pays all administrative expenses of the Plan on behalf of the Plan, and the Plan is not obligated to reimburse such expenses to the Company.

Payment of Benefits—Benefits are recorded when paid.

3.    INVESTMENTS

The market values of individual assets that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2003 and 2002 are as follows:

	2003	2002

Putnam Voyager Fund, 172,035 and 156,010 shares,
respectively	$ 2,726,762	$ 1,982,886
Putnam Asset Allocation: Growth Portfolio, 195,067
and 175,377 shares, respectively	1,960,425	1,388,990
The George Putnam Fund of Boston, 104,976 and
94,069 shares, respectively	1,782,498	1,392,225
Putnam International Equity Fund, 85,974 and 76,419
shares, respectively	1,776,233	1,254,041
Putnam Stable Value Fund, 1,710,402 and 1,109,783
shares, respectively	1,710,402	1,109,783
Gables Residential Trust, 45,443 and 35,020
common shares, respectively	1,578,681	873,042
Putnam OTC and Emerging Growth Fund, 148,395
184,078 shares, respectively	1,010,571	927,754
Participant notes receivable	(a)	690,466

(a) Balances are not reflected as assets are less than 5% of the Plan’s net assets available for benefits at December 31, 2003.

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,617,006. During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $2,178,248. A detail of these changes is as follows:

	2003	2002

Mutual funds	$ 2,225,876	$ (2,037,072)
Gables Residential Trust common shares	391,130	(141,176)

	$ 2,617,006	$ (2,178,248)

4.     EXCESS CONTRIBUTIONS PAYABLE

Excess contributions are refunded to participants subsequent to year-end as such contributions were determined to be in excess of maximum contribution levels for certain participants. A liability for excess contributions payable in the amount of $62,865 and $22,835 has been reflected in the statements of net assets available for benefits as of December 31, 2003 and 2002, respectively.

5.     TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 25, 2004 that the Plan and related trust are designed in accordance with the applicable regulations of the Internal Revenue Code. The Company and the Plan administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan continues to be tax-exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.    RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and a collective trust fund managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions.

7.     PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balances, and the assets of the Plan will be distributed to the participants in accordance with the Plan provisions.

8.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Amounts payable to or for participants, dependents, and beneficiaries are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid or received as of that date. There were no such transactions at December 31, 2003 and 2002; therefore, there are no reconciling items between the Form 5500 and the financial statements.

******

SUPPLEMENTAL SCHEDULE

(See Report of Independent Registered Public Accounting Firm)

GABLES RESIDENTIAL TRUST 401(k) PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i— SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

		Description of Investment,
	Identity of	Including Maturity Date, Rate of Interest,		Current
(a)	Issuer	Collateral, Par, or Maturity Value	Cost	Value

		STOCKS:
*	Gables Residential	Gables Residential Trust, 45,443 common shares	**	$ 1,578,681
	Trust

		MUTUAL FUNDS:
*	Putnam	Putnam Voyager Fund, 172,035 shares	**	2,726,762
*	Putnam	Putnam Asset Allocation: Growth Portfolio, 195,067 shares	**	1,960,425
*	Putnam	The George Putnam Fund of Boston, 104,976 shares	**	1,782,498
*	Putnam	Putnam International Equity Fund, 85,974 shares	**	1,776,233
*	Putnam	Putnam Stable Value Fund, 1,710,402 shares	**	1,710,402
*	Putnam	Putnam OTC and Emerging Growth Fund, 148,395 shares	**	1,010,571
*	Putnam	Putnam S&P 500 Index Fund, 17,031 shares	**	473,141
	Ivy Funds	Ivy Small Cap Growth Fund, 37,806 shares	**	450,272
*	Putnam	Putnam Diversified Income Trust, 38,443 shares	**	384,439
*	Putnam	Putnam Asset Allocation: Balanced Portfolio, 37,916 shares	**	374,241
	PIMCO	PIMCO Total Return Fund, 31,981 shares	**	342,526
	Royce Fund Series	Royce Special Equity Fund, 14,601 shares	**	262,392
	Lord Abbett	Lord Abbett Mid-Cap Value Fund, 13,289 shares	**	250,236
*	Putnam	Putnam Investors Fund, 18,835 shares	**	210,581
*	Putnam	Putnam Equity Income Fund, 10,925 shares	**	171,971
	One Group Dealer	One Group Mid-Cap Growth Fund, 5,213 shares	**	107,919
	Series
*	Putnam	Putnam Asset Allocation: Conservative Portfolio, 11,399 shares	**	100,770
*	Putnam	Putnam International Capital Opportunities Fund, 3,323 shares	**	62,815
	Delaware	Delaware REIT Fund, 3,286 shares	**	59,447

		OTHER:
*	Various	Participant notes receivable, rates range from 5.00% to 10.50%,	**
		maturities up to 120 months		636,670

				$ 16,432,992
*	Column (a) indicates each identified person/entity known to be a party in interest.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Investment Committee of the undersigned plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      GABLES RESIDENTIAL TRUST

                                                      401 (K) PLAN

Date:    June 29, 2004                By: /s/ Marvin R. Banks, Jr.

                                                      Marvin R. Banks, Jr.
                                                      Chairman, Investment Committee of the Plan

INDEX TO EXHIBITS

Exhibit
Number                        Description

23.1                               Consent of Independent Registered Public Accounting Firm